United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One)  Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One)  Yes ☐  No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

US GAAP

BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
HKEx: 6210, 6230
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP

www.vale.com
rio@vale.com
Departament of
Investor Relations
Roberto Castello Branco
Viktor Moszkowicz
Carla Albano Miller
Andrea Gutman
Christian Perlingiere
Fernando Frey
Marcio Loures Penna
Samantha Pons
Thomaz Freire
Tel: (5521) 3814-4540
A ROBUST PERFORMANCE
Performance of Vale in 1Q11
Rio de Janeiro, May 5, 2011 — Vale S.A. (Vale) reports a solid performance in the first quarter of 2011 (1Q11). This is the result of the execution of our strategy of expanding production primarily through organic growth, developing world-class assets anchored on the optimization of capital allocation, against a backdrop of a strong global demand for minerals and metals.
Operational and financial performance for the first quarter of each year tend to be weaker in the face of weather related events which impart a downward bias to production and sales.
Specifically compared to 1Q10, Vale has improved its operational performance in almost all products, such as iron ore, pellets, manganese, ferroalloys, coal, nickel, copper and cobalt, allowing us to continue to benefit from the benign global environment. After excluding the impact of a non-recurring capital gain of US$1.5 billion, financial performance was the best ever for a first quarter.
Vale returned US$1 billion to shareholders as extraordinary dividend, equal to US$0.1916 per share, paid on January 31, 2011. The first tranche of the minimum dividend for 2011 of US$4.0 billion, equal to US$2.0 billion or US$0.3833 per share, was paid on April 29, 2011.
We delivered one of the four projects scheduled to start operations in 2011, the hydroelectric power plant of Estreito, in Brazil. The first of the nineteen very large ore carriers (the Valemax class of ship) ordered from Asian shipyards, named “Vale Brasil”, was delivered. The operation of these vessels will cause a permanent reduction in the costs of shipping iron ore from Brazil to Asia, leveraging our competitiveness. Three other projects are expected to come on stream this year: Moatize (coal), Karebbe (energy) and Salobo (copper).
The main highlights of Vale’s performance were:
•	Operating revenues of US$13.548 billion in 1Q11, the highest level for a first quarter.
•
Operating income, as measured by adjusted EBIT (earnings before interest and taxes), reached a record mark of US$7.969 billion. After excluding the non-recurring gain, the adjusted EBIT of US$6.456 billion is the highest for a first quarter.

•	EBIT margin, after excluding the non-recurring gain, reached 48.9%, the highest for a first quarter.
•
Record net earnings of US$6.826 billion, equal to US$1.29 per share on a fully diluted basis, 13.1% higher than US$6.038 billion, the previous record in 3Q10. Even after excluding the non-recurring gain stemming from the transaction with aluminum assets, 1Q11 earnings are the highest for a first quarter.

1Q11

US GAAP

•
Record cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization) of US$9.176 billion in 1Q11, 3.5% up from previous record in 4Q10. Excluding the non-recurring gain, the adjusted EBITDA of US$7.663 billion is also the highest for a first quarter.

•	Sales of ferrous minerals products — iron ore, pellets, manganese and ferroalloys — of US$9.365 billion in 1Q11, show the highest figure for a first quarter.
•
A strong balance sheet, supported by large cash holdings of US$11.8 billion, low debt leverage, measured by total debt/LTM adjusted EBITDA, equal to 0.73x, and long average debt maturity, of 10.1 years.

Table 1 — SELECTED FINANCIAL INDICATORS

	1Q10	4Q10	1Q11%		%
US$ million	(A)	(B)	(C)	(C/A)	(C/B)
Operating revenues	6,848	15,207	13,548	97.8	(10.9)
Adjusted EBIT	2,062	7,167	7,969	286.5	11.2
Adjusted EBIT excluding the gain from sale of assets	2,062	7,167	6,456	213.1	(9.9)
Adjusted EBIT margin excluding the gain from sale of assets (%)	31.2	48.0	48.9
Adjusted EBITDA	2,855	8,869	9,176	221.4	3.5
Adjusted EBITDA excluding the gain from sale of assets	2,855	8,869	7,663	168.4	(13.6)
Net earnings	1,604	5,917	6,826	325.6	15.4
Earnings per share fully diluted basis(US$ / share)	0.30	1.12	1.29
Total debt/ adjusted EBITDA (x)	2.4	1.0	0.7
ROIC (%)	12.6	30.8	32.9
Capex (excluding acquisitions)	2,158	5,091	2,743	27.1	(46.1)
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Misky Mayo S.A.C., Ferrovia Centro-Atlântica (FCA), Ferrovia Norte Sul S.A, PT International Nickel Indonesia Tbk, Vale Australia Pty Ltd., Vale Canada Limited (formely Vale Inco Limited), Vale Colômbia Ltd., Mineração Corumbaense Reunida S.A., Vale Fertilizantes S.A., Vale International, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway S.A. and Vale Nouvelle Caledonie SAS.
1Q11

US GAAP	1Q11
INDEX

A ROBUST PERFORMANCE	1
Table 1 — SELECTED FINANCIAL INDICATORS	2
BUSINESS OUTLOOK	4
REVENUES	7
Table 2 — OPERATING REVENUE BREAKDOWN	8
Table 3 — OPERATING REVENUE BY DESTINATION	9
COSTS	9
Table 4 — COGS BREAKDOWN	12
OPERATING INCOME	12
NET EARNINGS	12
CASH GENERATION	13
Table 5 — QUATERLY ADJUSTD EBITDA	14
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA	14
INVESTMENTS	14
Table 7 — TOTAL INVESTMENT BY CATEGORY	17
Table 8 — TOTAL INVESTMENT BY BUSINESS AREA	17
DEBT INDICATORS	17
Table 9 - DEBT INDICATORS	18
PERFORMANCE OF THE BUSINESS SEGMENTS	18
Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE	19
Table 11 — COAL BUSINESS PERFORMANCE	20
Table 12 — BULK MATERIALS : SELECTED FINALCIAL INDICATORS	21
Table 13 — BASE METALS BUSINESS PERFORMANCE	22
Table 14 — FERTILIZERS NUTRIENTS BUSINESS PERFORMANCE	23
Table 15 — LOGISTICS BUSINESS PERFORMANCE	24
FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	25
CONFERENCE CALL AND WEBCAST	25
BOX — IFRS RECONCILIATION WITH USGAAP	26
ANNEX 1 — FINANCIAL STATEMENTS	27
Table 16 — INCOME STATEMENTS	27
Table 17 — FINANCIAL RESULTS	27
Table 18 — EQUITY INCOME BY BUSINESS SEGMENT	27
Table 19 — BALANCE SHEET	28
Table 20 — CASH FLOW	29
ANNEX 2 — VOLUMES SOLD, PRICES,MARGINS AND METALS	30
Table 21 — VOLUME SOLD: MINERALS AND METALS	30
Table 22 — AVERAGE SALE PRICES	30
Table 23 — OPERATING MARGINS BY SEGMENT	31
ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION	32

US GAAP	1Q11
Ú BUSINESS OUTLOOK
The global economy continues to grow at an above-trend pace as the recovery from the Great Recession of 2008/2009 is almost completing 2 years.
In particular, industrial production accelerated its rate of expansion in the first quarter of 2011, showing a robust gain of almost 9%, well above its long-term trend, which contributed to support a stronger-than-anticipated global demand for minerals and metals. The recovery is broadening, on both a sectorial and geographical basis, adding strength to the sustainability of the expansionary cycle.
However, global growth is still facing headwinds and downside risks.
In addition to the underlying cyclical factors acting on the demand side, weather and politically related events have been negatively impacting the supply of energy and food commodities. Political tensions have raged across much of North Africa and the Middle East contributing to an upsurge in oil prices, which has increased by approximately 30% since the beginning of the year. Food prices have already surpassed the peak level of July 2008, according to the CRB Food price index. This reflects primarily the effects of various supply shocks stemming from adverse weather conditions in some of the main producers of agricultural products in the world.
The hikes in food and oil prices have of course negative implications on short-term economic growth and inflation. The main channel of transmission to economic activity is through a reduction of purchasing power with a direct impact on consumer expenditures. The pass-through of higher prices to core inflation depends fundamentally on the credibility of monetary policy. Given the credibility of the main central banks as inflation fighters, we expect the commodity price surge to generate only a transitory increase in headline inflation rates.
Natural disasters are becoming more frequent due to several reasons, and among them climate change is a likely contributor. The first quarter of 2011 was characterized by abnormally heavy rainfall in several countries, including Brazil and Australia, causing floods and human and economic losses. A historic earthquake and tsunami — the Tohoku earthquake — devastated parts of Northeast Japan, destroying housing, industrial facilities and logistics infrastructure, causing power outages and raising the risks of nuclear radiation.
The evidence from natural disasters in developed economies shows that following an immediate large negative effect on output, there is a recovery initially driven by production resumption which is accelerated later by reconstruction investment. The economic impact of the Kobe earthquake of January 1995, the most serious natural disaster suffered by a developed nation, followed exactly that pattern.1
The current losses to the Japanese economy are estimated to reach US$300 billion and industrial production plummeted 15.3% in March, as a result of both supply and demand shocks in the aftermath of the earthquake/tsunami. In addition, there is a potential negative spillover on the global economy arising from the effect of a contraction of Japanese exports on the global supply chain. So far, the fall in Japanese exports, 8% in March over February, has been cushioned by inventories of parts and finished goods.
Although the earthquake/tsunami will cause a drag on global growth, we expect the Japanese economy, the third largest in the world, to start to bounce back in the second half of the year, showing above-trend growth by yearend. Until now, we have not felt a material impact on the global demand for iron ore — Japan is the second largest importer of iron ore in the world, with 133 Mt imported last year — and other metals, such as nickel. By the same token, there was no meaningful impact on minerals and metals prices, which tend to reflect the flow of new information into the marketplace.
Our Japanese nickel refinery, in Matsuzaka, remains operating and shipping its products to clients normally.

[1]
According to the estimates of the Centre for Research on the Epidemiology of Disasters (CRED), the Kobe earthquake of 1995 entailed a loss of US$ 100 billion, equivalent at that time to 2.1% of Japan’s GDP.

US GAAP	1Q11
Another source of downside risks originates in the rising core inflation in emerging market countries, where output is already above pre-recession levels, suggesting that recovery is complete and expansion is under way. Inflation pressures are building in response to capacity constraints but central banks are already reacting through at rise in policy interest rates to defuse these pressures and thorough the adoption of macro prudential measures in order to mitigate the risks of financial instability. Inflation fighting will cause some deceleration in the expansion of some key emerging market economies relative to 2010, without producing a downturn.
Europe is under a gradual though uneven recovery. Economic activity still remains below its potential level and there is a clear division between the performance of the core economies of the European Union led by Germany and the peripheral economies, which are still facing recessionary winds.
The risks of a spillover of financial instability in those economies into global financial markets are still present albeit sovereign bond markets when gauging the probability of sovereign defaults through CDS spreads2 are increasingly distinguishing between Greece, Ireland and Portugal, that as a group represent only 6% of the EU GDP, and Spain, a much larger economy representing 13% of the Euro area’s GDP. Spain seems to be benefiting from the credibility earned with the effective implementation of reforms. As a consequence, this is a positive development to the extent that it contributes to diminish the risks of a financial turmoil.
In assessing risks to global growth, one should consider also the upside risks. The global economic recovery still has considerable room to run, especially in the developed economies where margins of slack remain large. We expect a relatively modest drop in the pace of expansion this year from the 5% increase of 2010, followed by some reacceleration next year. As a consequence, we foresee macroeconomic conditions remaining supportive of the global demand for minerals and metals.
US GDP growth slowed to 1.8% in 1Q11. Real consumption expenditures increased 2.7%, compared with an expansion of 4.0% in 4Q10, which was expected in view of higher food and energy prices. However, personal consumption expenditures still contributed to a 1.9% increase in GDP, while there were big drops in defense expenditures and nonresidential structures, which appear to be transitory.
Chinese GDP growth slowed but remained strong in 1Q11 at 9.7% on a year-on-year basis and 8.7% quarter-on-quarter. This was helped by credit expansion in 4Q10 which boosted investment, while property construction and exports helped to keep industrial production strong.
We expect some moderate rebound on robust investment and construction demand in inland regions. While housing sales and starts may slow under the pressure of continued tightening measures, the ramping up of social housing construction should help to support property construction, and therefore demand for upstream commodities, such as iron ore. According to the 12th five-year plan, officially approved in March, the government aims to build 36 million units of housing from 2011 to 2015, with 10 million new starts each year in 2011 and 2012.
Global carbon steel production reached 384.7 Mt in 1Q11 rising 7.6% over 4Q10 and 9.0% over 1Q103. China’s output in 1Q11 reached 176.4 Mt, up 10% from the 160.4 Mt of 4Q10. Although European production has increased, it is well below the pre-crisis levels.
Chinese iron ore imports remained strong, at 177.3 Mt in 1Q11, with a 10.0 % increase over 1Q10. On the supply side, Indian exports continued on a downward trend, decreasing 29% on a year-on-year basis. As a consequence, the iron ore market remained tight, and after the downward volatility between mid-February and mid-March — when the Platts index for 62% Fe dropped to US$165 from US$193 — prices bounced back, reaching US$183 by the end of April.
Given the demand prospects and the tightness in supply, with no major projects coming on stream in 2011 and 2012, we expect iron ore prices to remain hovering around a high plateau.
Global stainless steel production reached a new all-time high in 1Q11, at 8.6 Mt, on a seasonally adjusted basis, adding a strong pressure to the demand for nickel. Non-stainless steel markets also saw broad-based strength in the first quarter which will tend to remain over the next few months. In Japan the earthquake has impacted the demand from the auto industry which is being offset by a surge in battery production for equipment and power generation.

[2]	CDS=credit default swaps.

[3]	All figures are on a seasonally adjusted basis.

US GAAP	1Q11
Nickel supply is increasing through the start-up of some ferronickel projects, including our Onça Puma operations, and increased output levels from existing operations. At the same time, Chinese NPI/FeNi production continues to rise and is expected to reach about 200,000 metric tons this year.
Notwithstanding these expansions of the supply of ferronickel, which is used only by the stainless steel industry, nickel prices did not weaken remaining above US$25,000 per metric ton. Copper prices are also holding firm supported by a strong demand and structural supply constraints. As a consequence, base metals operations are expected to continue to enhance their contribution to our financial performance.
Potash prices have been rebounding, influenced by the surge in food prices. Our sales are destined 100% to the Brazilian market, where two of the key crops for potash, corn and sugar cane, have their prices at levels above the peaks of 2008. Therefore, demand is very strong, with imports expected to increase by 15% over last year alongside rising prices.

US GAAP	1Q11
Ú REVENUES
In the first quarter of 2011, our operating revenues totaled US$13.548 billion, setting a new record for a first quarter. It was 10.9% less than in the previous quarter but 97.8% higher than 1Q10.
In the quarter-over-quarter comparison, lower sales volumes had a negative impact of US$2.322 billion on operating revenues, which was partly offset by the contribution of higher product prices of US$663 million.
As mentioned in the production report, 1Q11 was marked by abnormally adverse weather conditions and natural disasters, which affected our mining activities and sales. In addition, there were some operational issues.
Revenues generated from the sales of bulk materials — iron ore, pellets, manganese ore, ferroalloy, metallurgical and thermal coal — represented 70.3% of the operating revenues in 1Q11, decreasing from 71.5% in 4Q10.
The share of base metals in total revenues had a slight increase to 20.3% from 19.9% in the previous quarter. If we exclude revenues produced by the aluminum products, the share of base metals shows an increase over time, from 13.5% in 1Q10 to 15.3% in 4Q10 to 17.4% in 1Q11, reflecting improvements in operational performance as well as rising prices.
The share of fertilizers was 5.8%, higher than the 5.1% in 4Q10. Logistics services contributed 2.4% and other products 1.2%.
In 1Q11, sales to Asia represented 49.6% of total revenues, declining from 54.5% in 4Q10. This is mainly explained by the fall of China’s share to 29.7% from 34.6% in 4Q10. The Americas saw a share increase to 27.6%, resulting from larger sales to Brazil, the US and Canada. Europe’s participation also grew, 19.5% against 17.6%, while the contribution of the rest of the world decreased to 3.4%.
On a country basis, China had the largest share of our revenues with 29.7% in 1Q11, Brazil represented 18.7%, Japan 11.1%, Germany 6.8%, and Italy and United States 3.5% each.

US GAAP	1Q11
Table 2 — OPERATING REVENUE BREAKDOWN

US$ million	1Q10%		4Q10%		1Q11%
Bulk materials	4,849	70.8	10,875	71.5	9,519	70.3
Ferrous minerals	4,722	69.0	10,634	69.9	9,365	69.1
Iron ore	3,748	54.7	8,476	55.7	7,287	53.8
Pellets	769	11.2	1,918	12.6	1,869	13.8
Manganese ore	58	0.8	44	0.3	43	0.3
Ferroalloys	131	1.9	170	1.1	153	1.1
Pellet plant operation services	5	0.1	10	0.1	9	0.1
Others	11	0.2	16	0.1	4	—
Coal	127	1.8	241	1.6	154	1.1
Thermal coal	62	0.9	51	0.3	67	0.5
Metallurgical coal	65	0.9	191	1.3	87	0.6
Base metals	1,526	22.3	3,019	19.9	2,749	20.3
Nickel	687	10.0	1,437	9.4	1,557	11.5
Copper	227	3.3	753	5.0	562	4.1
PGMs	1	—	77	0.5	165	1.2
Precious metals	8	0.1	45	0.3	63	0.5
Cobalt	5	0.1	16	0.1	19	0.1
Aluminum	262	3.8	296	1.9	141	1.0
Alumina	331	4.8	385	2.5	236	1.7
Bauxite	6	0.1	10	0.1	6	—
Fertilizer nutrients	65	0.9	769	5.1	787	5.8
Potash	65	0.9	74	0.5	62	0.5
Phosphates	—	—	512	3.4	536	4.0
Nitrogen	—	—	178	1.2	172	1.3
Others	—	—	5	—	17	0.1
Logistics services	311	4.5	335	2.2	328	2.4
Railroads	236	3.4	262	1.7	250	1.8
Ports	75	1.1	73	0.5	78	0.6
Others	97	1.4	209	1.4	165	1.2
Total	6,848	100.0	15,207	100.0	13,548	100.0

US GAAP	1Q11
Table 3 — OPERATING REVENUE BY DESTINATION

US$ million	1Q10%		4Q10%		1Q11%
North America	348	5.1	817	5.4	962	7.1
USA	135	2.0	332	2.2	475	3.5
Canada	207	3.0	461	3.0	463	3.4
Mexico	7	0.1	23	0.2	24	0.2
South America	1,378	20.1	2,786	18.3	2,778	20.5
Brazil	1,258	18.4	2,496	16.4	2,538	18.7
Others	120	1.8	290	1.9	240	1.8
Asia	3,536	51.6	8,293	54.5	6,716	49.6
China	2,160	31.5	5,267	34.6	4,024	29.7
Japan	832	12.2	1,662	10.9	1,509	11.1
South Korea	232	3.4	735	4.8	428	3.2
Taiwan	178	2.6	429	2.8	323	2.4
Others	133	1.9	200	1.3	433	3.2
Europe	1,357	19.8	2,681	17.6	2,636	19.5
Germany	424	6.2	1,038	6.8	918	6.8
Belgium	33	0.5	209	1.4	84	0.6
France	81	1.2	354	2.3	147	1.1
UK	140	2.0	320	2.1	357	2.6
Italy	138	2.0	322	2.1	468	3.5
Others	541	7.9	439	2.9	663	4.9
Rest of the World	229	3.3	630	4.1	456	3.4
Total	6,848	100.0	15,207	100.0	13,548	100.0
Ú COSTS
As the global economy is almost concluding its second full year of recovery from the recession of 2008/2009, and mining companies are operating at full capacity, with all-time global mining capital expenditures this year, cost pressures from labor, equipment, parts and inputs, are naturally building. These pressures are the flipside of a strong global demand for minerals and metals.
The appreciation of currencies of commodity export countries where we have significant operations, such as Brazil, Canada, Indonesia and Australia, which is also at least partially influenced by the cycle, has been contributing to the rise of our costs. In addition, on a more short-term perspective, our costs are under the impact of the oil price shock caused by the political events in North Africa and the Middle East as well as the weather conditions prevailing in 1Q11.
The seasonally weak quarter generates a downward pressure in total costs arising from lower volumes produced and sold. On the other hand, the first quarter concentrates a large share of the regular scheduled maintenances, exactly to take advantage of the slower operational activity, which ends up contributing to increase costs, particularly those related to materials.
In 1Q11 operational costs of fertilizers and the costs of our coal assets in Colombia were distributed within the COGS, while in the previous quarters they were accounted for “Others”. We have prepared a COGS reconciliation table to present the 4Q10 and 1Q11 on the same basis.

US GAAP	1Q11
COGS RECONCILIATION

US$ million	4Q10	1Q11
Outsourced services	967	909
Material	1.001	937
Energy	953	863
Fuel and gases	535	557
Electric energy	417	306
Acquisition of products	631	549
Iron ore and pellets	399	336
Nickel	135	144
Other products	97	69
Personnel	746	687
Depreciation and exhaustion	922	864
Shared Services	69	90
Others	751	677
Total	6.040	5.576
In February 28, 2011 we concluded a transaction involving our aluminum assets4. As a consequence, costs of the aluminum operations were only accounted for the months of January and February in 1Q11. In 4Q10, aluminum assets represented 9.4% of our costs, at US$565 million, falling to 5.2% in 1Q11, at US$289 million.
From 2Q11 onwards, no aluminum assets will be consolidated under our US GAAP financial statements. The results of Norsk Hydro ASA (Hydro) and MRN, two affiliated companies, in which we own 22% and 40% respectively, will be accounted for as equity income. As Hydro is a publicly listed company, the impact of its performance will be very likely accounted for in our financial statements with a lag, as this information cannot be disclosed to Vale prior to the public disclosure of Hydro’s financial performance.
In 1Q11, cost of goods sold (COGS) were down by US$464 million on a quarter-on-quarter basis, reaching US$5.576 billion. The decrease was primarily due to lower sales, which meant a reduction of US$796 million, partially offset by (a) the increase of maintenance materials of iron ore and pellets, US$93 million, (b) US$79 million caused by the depreciation of US dollar5, (c) higher costs with fuel and gas, US$78 million and (d) higher costs in the purchases of products from third parties, US$35 million, a consequence of the metal price cycle.
The cost of materials — 16.8% of COGS — was US$937 million, a decrease of 6.4% against 4Q10. Excluding the effects of lower sales volumes (US$185 million) and currency price changes (cost increase of US$14 million), costs with materials increased by US$107 million vis-à-vis 4Q10, reflecting the concentration of regular maintenance in 1Q11.
Expenses with outsourced services totaled US$909 million — 16.3% of COGS — against US$967 million in 4Q10. Out of the US$58 million decrease in costs with these services, US$97 million was due to reduction in sales volumes, while the depreciation of the US dollar led to an increase of US$13 million, and our Colombian coal mining and logistics assets, which are operated by outsourced labor, suffered a US$24 million cost rise.
In 1Q11, expenses with energy consumption accounted for 15.5% of COGS. They reached US$863 million, showing a decrease of 9.4% when compared to the previous quarter. While costs with electricity consumption at US$306 million declined by 26.6% vis-à-vis 4Q10, those with fuel and gases increased by 4.1%, reaching US$557 million.

[4]	Please see a brief description of this transaction in the Investments section, Portfolio asset management.

[5]	COGS currency exposure in 1Q11 was made up as follow: 64% Brazilian reais, 18% in US dollar, 14% in Canadian dollar, 1% in Indonesian rupiah and 3% in other currencies.

US GAAP	1Q11
Shipment volumes reduced energy costs by US$182 million, which was partially offset by the effects of higher natural gas and anthracite prices, used in the pelletizing process, of US$64 million, higher prices of HSFO (high sulphur fuel oil), mostly consumed by the Indonesian operations, US$16 million, and the depreciation of the US dollar, US$14 million.
Due to the smelting operations, which are very intensive in the consumption of electricity, the aluminum assets accounted for US$106 million of the energy expenses in 4Q10, 25.4% of Vale’s total costs with electric energy, and US$51 million in 1Q11 (two months only).
Personnel expenses reached US$687 million, representing 12.3% of COGS, against US$746 million in 4Q10. The fall reflected chiefly the performance of sales volume (US$104 million). The exchange rate variation and the increase of labor costs in Sudbury, still caused by the ramp up of the operations, added US$ US$11 million and US$22 million, respectively, to these expenses. It is worthwhile to notice that as Vale operations are expanding the number of our employees has been increasing, to 71,975 workers in March 2011 from 61,700 in March 2010.
The cost of purchasing products from third parties amounted to US$549 million — 9.8% of COGS - against US$631 million in 4Q10.
The purchase of iron ore and pellets was US$336 million, against US$399 million in the previous quarter. The volume of iron ore bought from smaller miners came to 2.0 million metric tons (Mt) in 1Q11 compared to 3.1 Mt in 4Q10. The acquisition of pellets from our joint ventures amounted to 620,000 metric tons in this quarter, the same amount as 4Q10.
Expenditures with the purchase of nickel products rose to US$144 million from US$135 million in 4Q10 impacted by the higher prices, as volumes dropped to 3,200 t from 3,700 t in 4Q10.
Cost with shared services increased by US$21 million, reaching US$90 million in 1Q11, as a consequence of rental of new hardware equipment.
Other operational costs reached US$677 million against US$751 million in 4Q10. The US$74 million cut was mainly influenced by the lower demurrage costs, US$23 million, and lower costs from VNC (US$16 million), due to the reduction in the idle capacity of its facilities.
Sales, general and administrative expenses (SG&A) totaled US$419 million in 1Q11, US$228 million below 4Q10. The lower SG&A expenses are primarily caused by decreases in consulting services (US$59 million) , advertising and publicity expenses (US$44 million), sales (US$55 million), depreciation charges (US$15 million) and travel (US$4 million).
Research and development (R&D), which reflects our investment in creating long-term growth opportunities, amounted to US$342 million, US$41 million higher than 4Q106.
Other operational expenses reached US$420 million, against US$774 million in 4Q10, mostly due to the reduction of US$339 million in pre-operating and start-up related expenses, which reached only US$132 million in 1Q11. This result was determined mainly by the contraction in VNC start-up expenses, to US$102 million from US$277 million in 4Q10, and in pre-operating costs related to Moatize and Onça Puma, to US$30 million from US$186 million in the previous quarter.

[6]
This is an accounting figure. In the Investment section of this press release we disclose the amount of US$ 356 million for research & development, computed in accordance with the financial disbursement in 1Q11.

US GAAP	1Q11
Table 4 — COGS BREAKDOWN

US$ million	1Q10%		4Q10%		1Q11%
Outsourced services	534	15.1	847	14.0	909	16.3
Cargo freight	165	4.7	223	3.7	246	4.4
Maintenance of equipments and facilities	127	3.6	242	4.0	180	3.2
Operational Services	129	3.7	256	4.2	178	3.2
Others	112	3.2	126	2.1	305	5.5
Material	629	17.8	826	13.7	937	16.8
Spare parts and maintenance equipment	281	7.9	332	5.5	342	6.1
Inputs	188	5.3	273	4.5	396	7.1
Tires and conveyor belts	57	1.6	38	0.6	39	0.7
Others	102	2.9	182	3.0	160	2.9
Energy	617	17.4	861	14.3	863	15.5
Fuel and gases	387	10.9	484	8.0	557	10.0
Electric energy	230	6.5	377	6.2	306	5.5
Acquisition of products	302	8.5	631	10.4	549	9.8
Iron ore and pellets	121	3.4	399	6.6	336	6.0
Aluminum products	69	1.9	76	1.3	18	0.3
Nickel products	91	2.6	135	2.2	144	2.6
Other products	21	0.6	21	0.3	51	0.9
Personnel	424	12.0	692	11.5	687	12.3
Depreciation and exhaustion	633	17.9	922	15.3	864	15.5
Shared services	61	1.7	69	1.1	90	1.6
Others	339	9.6	1,193	19.8	677	12.1
Total	3,539	100.0	6,040	100.0	5,576	100.0
Ú OPERATING INCOME
Our operating income, as measured by adjusted EBIT, totaled US$7.969 billion in 1Q11, an all-time high figure. Without the non-recurring effect of the capital gain in a transaction involving aluminum assets, operating income was US$6.456 billion, more than three times the level in 1Q10, and the best ever performance for a first quarter.
The quarter-on-quarter fall of US$711 million was caused by: (a) the combined effect of smaller sales volumes on operating revenue: COGS and SG&A expenses contributed to reduce operating income by US$1.471 billion; (b) the depreciation of the US dollar acted in the same direction, with a net contribution of US$79 million; (c) higher sales prices and other factors which added US$663 million and US$176 million, respectively, to 1Q11 operating income.
In 1Q11, the adjusted EBIT margin, excluding the non-recurring gain, increased to 48.9% from 48.0% in 4Q10 and 31.2% in 1Q10, being the widest margin for a first quarter.
Ú NET EARNINGS
In the first quarter of 2011, Vale set a new record in net earnings, reaching US$6.826 billion. They were 13.1% higher than the previous record of US$6.038 billion in 3Q10, and 15.4% above the previous quarter. Net earnings per share, on a fully diluted basis, were US$1.29 against US$1.12 in 4Q10. Even adjusting for the non-recurring gain, net earnings were a record for the first quarter of the year.
Financial revenues increased to US$165 million from US$117 million in 4Q10. Financial expenses were reduced to US$582 million against US$926 million in the previous quarter. The non-cash charge determined by the mark-to-market of shareholders’ debentures fell to US$71 million from US$276 million in 4Q10, helping to cut financial expenses.

US GAAP	1Q11
In 1Q11, the net effect of the mark-to-market of the transactions with derivatives had a positive impact on earnings of US$239 million compared to US$473 million in 4Q10. These transactions produced a net positive cash flow impact of US$28 million against US$1.005 billion in the previous quarter.
The currency and interest rate swaps, structured mainly to convert the BRL-denominated debt into US dollar to protect our cash flow from exchange rate volatility, resulted in a positive non-cash effect of US$221 million in 1Q11 and generated a positive cash flow of US$64 million.
Our positions with nickel derivatives produced a negative non-cash charge against net earnings of US$5 million in 1Q11 and a negative impact of US$32 million to our cash flow.
The derivative transactions related to bunker oil and freight costs, structured to minimize the volatility of the cost of maritime freight from Brazil to Asia, had a positive non-cash effect of US$32 million, and generated a positive impact of US$5 million on our cash flow.
As a consequence of the appreciation of Vale’s functional currency, the Brazilian real, against the US dollar7, foreign exchange and monetary variations caused a positive impact on our net earnings of US$80 million in 1Q11, against US$51 million in the previous quarter.
In 1Q11, equity income from affiliated companies was US$280 million, lower than the US$303 million in 4Q10. The major contributors were the non-consolidated affiliates in the bulk materials business with US$259 million and logistics with US$36 million. These were partly offset by the negative contribution from base metals, US$3 million, steel, US$2 million, and others, US$10 million.
Individually, the greatest contributors to equity income were Samarco (US$207 million), MRS (US$36 million) and Longyu (US$24 million).
Ú CASH GENERATION
Our cash generation tends to replicate the seasonal behavior of production, with the third quarter of each year being the strongest and the first quarter the weakest.
Adjusted EBITDA, of US$9.176 billion in 1Q11, set a new all-time high in Vale’s history. If we exclude the non-recurring gain of US$1.513 billion, the figure for 1Q11, US$7.663 billion, is the best for a first quarter and the third largest ever, lower only than the adjusted EBITDA numbers for 4Q10, US$8.869 billion, and 3Q10, US$8.815 billion. Over the last 12-month period ended at March 31, 2011, adjusted EBITDA was US$32.437 billion.
In 1Q11, dividends received added US$250 million to the adjusted EBITDA, the only source being our non-consolidated affiliate Samarco. Although there was a sharp increase in dividends received on a year-on-year basis, to US$250 million from only US$50 million in 1Q10, there was a significant drop from the US$629 million of 4Q10.
Without considering the gain from the transfer of the aluminum assets, the share of bulk materials was 87.9%, slightly down from 89.8% in 4Q10, while the share of base metals increased to 15.9% from 11.0% in the last quarter. Operations of fertilizers contributed 1.9% and logistics 0.5%. R&D expenditures and other businesses reduced adjusted EBITDA by 6.2%.

[7]	From the beginning to the end of the 1Q11 period, the Brazilian real appreciated 2.3% against the US dollar.

US GAAP	1Q11
Table 5 — QUARTERLY ADJUSTED EBITDA

US$ million	1Q10	4Q10	1Q11
Net operating revenues	6,604	14,929	13,213
COGS	(3,539)	(6,040)	(5,576)
SG&A	(293)	(647)	(419)
Research and development	(172)	(301)	(342)
Other operational expenses	(538)	(774)	(420)
Gain on sale of assets	—	—	1,513
Adjusted EBIT	2,062	7,167	7,969
Depreciation, amortization & exhaustion	743	1,073	957
Dividends received	50	629	250
Adjusted EBITDA	2,855	8,869	9,176
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	1Q10	4Q10	1Q11
Bulk materials	2,660	7,966	6,735
Ferrous minerals	2,687	7,981	6,803
Coal	(27)	(15)	(68)
Base metals	273	978	1,215
Fertilizer nutrients	26	86	143
Logistics	60	56	38
Gain on sale of assets	—	—	1,513
Others	(164)	(217)	(468)
Total	2,855	8,869	9,176
Ú INVESTMENTS
•	Organic growth
Investments, excluding acquisitions, amounted to US$2.743 billion in 1Q11. US$1.803 billion was spent on project execution, US$356 million on research and development (R&D), and US$584 million on the maintenance of existing operations. Investments were up 27.1% against those made in 1Q10.
In 1Q11, R&D investments comprised expenditures of US$89 million in mineral exploration, US$79 million in natural gas exploration, US$169 million in conceptual, pre-feasibility and feasibility studies for projects, and US$19 million to develop new processes and for technological innovations and adaptation of technologies. Our mineral exploration efforts are conducted chiefly by our geologists, however to complement our initiatives we use also the expertise of highly specialized junior mining companies through farm-in and farm-out transactions. Financial expenditures involved in these transactions are accounted for in R&D investments.
Investments of US$814 million were spent on the bulk materials business, US$649 million on base metals, US$730 million on logistics, US$209 million on power generation, US$156 million on fertilizer nutrients, US$65 million on steel projects and US$121 million on corporate activities and other business segments.
Vale has already delivered one of the four projects scheduled to come on stream in the year. Estreito is our first hydroelectric power plant in the Brazilian Northern region, located near the Tocantins River, on the border of the states of Maranhão and Tocantins. The first of eight turbines became operational and the plant has an installed capacity of 1,087 megawatts. We have a 30% stake in the consortium that owns the concession and operates it.

US GAAP	1Q11
The first of two pellet plants at the Oman project, in the industrial site of Sohar, Oman, started production in April 2011, while the second plant is expected to reach the ramp-up stage by the second half of 2011. The Oman operations will have an aggregate capacity of 9.0 Mtpy direct reduction pellets. We are also developing a bulk terminal and a distribution center with the capacity to handle 40 Mtpy.
In March 2011, we produced the first metal at Onça Puma, in the Brazilian state of Pará, which is built mostly on lateritic nickel deposits of saprolitic ore and is expected to reach a nominal capacity of 53,000 metric tons per year of nickel contained in ferronickel, its final product.
Another landmark was the delivery of the first of nineteen very large ore carriers (Valemax class of ship), with a capacity of 400,000 DWT, in March 2011. This is part of our strategy to develop and operate a low-cost fleet of vessels to enhance the competitiveness of our bulk materials business.
11% of the budgeted capital expenditures of US$24.0 billion for 2011 were disbursed. Delays on project development, civil engineering works and environmental licensing are causing some rearrangement of the project execution schedule. As a consequence, we updated the start-up of the following projects: (a) Rio Colorado, a potash project in Argentina, to 1H14 from 2H13; (b) CLN 150 Mtpy, an expansion of the logistics infrastructure of the Northern System, Brazil, to 2H13 from 2H12; (c) Bayóvar II, a brownfield expansion of our phosphate rock mine in Peru, to 2H14 from 2H12; and (d) Totten, a nickel/copper mine in Canada, to 1H12 from 1H11.
In April 2011, our Board of Directors approved an expansion of Samarco capacity. The project encompasses the construction of a fourth pellet plant with capacity of 8.3 Mtpy, increasing its iron ore pellet capacity to 30.5 Mtpy, the enlargement of the Ponta Ubu maritime terminal in the state of Espírito Santo, Brazil, and of mining and processing capacity at the Germano mine, in the state of Minas Gerais, Brazil, as well as a third line of the 396-kilometer iron ore pipeline linking the mine to the pellet plant, with a capacity of 20 Mtpy, thus leaving room for further expansion. The start-up is scheduled for the first half of 2014 and the total investment is estimated at US$3.0 billion, which is not part of Vale’s own capital expenditures program.
Projects recently approved by the Board of Directors
Since the release of our 4Q10 results8, three projects have reached a more advanced stage of development and were approved by our Board of Directors.

		Budget
		US$ million
Business	Project	2011	Total	Status
Bulk Materials	Serra Leste	274	455
The project includes investments in mining equipment, a new processing plant and logistics to meet additional iron ore production of 6 Mtpy in 2013. The iron ore will be transported by the EFC railroad. Start-up is scheduled for the first half of 2013. The project is subject to obtaining the required environmental licenses.

	Conceição Itabiritos II	153	1,188
This brownfield project will add 19 Mtpy of iron ore, 13 Mtpy of pellet feed and 6 Mtpy of sinter feed to current capacity through the processing of low-grade itabirites. The project involves the adaptation of current ore circuits for processing new run-of- mine from the Conceição mine in the Itabira complex in the Southeastern System, and investments in mine equipment. Start-up is expected for the first half of 2014.

[8]	February 2011 to May 2011.

US GAAP	1Q11

Fertilizer Nutrients	Rio Colorado	1,225	5,915
The Rio Colorado project in Argentina involves an initial phase with a nominal capacity of 2.1 Mtpy of potash (potassium chloride, KCl), and a second phase which will increase capacity to 4.3 Mtpy. The project is comprised of investments in a solution mining system, the renovation of 440 kilometers of railway tracks, the construction of a railway spur of 350 kilometers and a new maritime terminal. The supply of natural gas is already secured through a joint venture with Yacimientos Petroliferos Fiscales (YPF) that will operate a facility dedicated to Rio Colorado. Start-up of the first phase is expected in the first half of 2014.

Portfolio asset management
In the first three months of 2011, Vale spent US$221 million in acquisitions, involving energy (US$173.5 million) and fertilizers (US$48 million).
We acquired a controlling stake in Biopalma for US$173.5 million, in the state of Pará, Brazil, and a fertilizer processing plant in Cubatão, state of São Paulo, Brazil, for US$48 million. The plant produces phosphate and nitrogen nutrients.
In April 2011, Vale agreed with the terms of an offer to acquire 100% of Metorex Limited (Metorex) for US$1.125 billion. Metorex is a producer of copper and cobalt, with operations and projects in the African copperbelt, and produced 51,569 metric tons of copper and 3,622 metric tons of cobalt in 2010. The proposed acquisition is consistent with our goal to become one of the largest copper producers in the world. Moreover, the majority of Metorex assets are located near two of our Central African copper projects — Konkola North under development in Zambia and Kalumines under feasibility study in the Democratic Republic of Congo — which will enable Vale to exploit synergies.
In April 2011, our Board of Directors approved the acquisition, subject to certain conditions, of up to 9% of Norte Energia S.A. (“NESA”), which is currently held by Gaia Energia e Participações S.A. (“Gaia”). NESA was established with the sole purpose of implementing, operating and exploring the Belo Monte hydroelectric plant in the Brazilian state of Pará. Vale will reimburse Gaia for capital invested in NESA and will assume future capital investment commitments related to the acquired stake, which are estimated at R$2.3 billion (US$1.4 billion).
The rationale for the acquisition is to reduce the widening of the gap between our own power generation capacity and consumption in Brazil, minimizing the exposure to the risks of rising electricity rates and lack of supply. Vale’s expected rate of return from the investment in Belo Monte is higher than our cost of capital. Therefore, the investment is consistent with our growth strategy and is expected to contribute to shareholder value creation.
As part of the portfolio asset management, in February 2011 we have completed transactions to transfer our aluminum assets to Hydro, an integrated global aluminum company, involving our interests in Albras, Alunorte, Mineração Paragominas and CAP. In exchange, we were paid US$1.081 billion in cash, shares of Hydro representing 22.0% of its capital and transferred to Hydro US$655 million of net debt. We will transfer to Hydro the remaining 40.0% of Paragominas in two equal tranches in 2013 and 2015, each in exchange for US$200 million in cash.

US GAAP	1Q11
Table 7 — TOTAL INVESTMENT BY CATEGORY

US$ million	1Q10%		4Q10%		1Q11%
Organic growth	1,725	79.9	3,434	67.5	2,159	78.7
Projects	1,540	71.4	3,103	60.9	1,803	65.7
R&D	185	8.6	332	6.5	356	13.0
Stay-in-business	433	20.1	1,657	32.5	584	21.3
Total	2,158	100.0	5,091	100.0	2,743	100.0
Table 8 — TOTAL INVESTMENT BY BUSINESS AREA

US$ million	1Q10%		4Q10%		1Q11%
Bulk materials	772	35.8	1,698	33.4	814	29.7
Ferrous minerals	565	26.2	1,332	26.2	649	23.6
Coal	206	9.6	366	7.2	165	6.0
Base metals	521	24.1	1,095	21.5	649	23.7
Fertilizer nutrients	103	4.8	362	7.1	156	5.7
Logistics	471	21.8	1,354	26.6	730	26.6
Power generation	131	6.1	152	3.0	209	7.6
Steel	30	1.4	88	1.7	65	2.4
Others	130	6.0	342	6.7	121	4.4
Total	2,158	100.0	5,091	100.0	2,743	100.0
Ú DEBT INDICATORS
Total debt was US$23.747 billion as of March 31, 2011, dropping by US$1.596 billion when compared to the position of December 31, 2010, at US$25.343 billion. Part of this, US$655 million, was due to the transfer of net debt to Hydro, included in the transaction involving our aluminum assets, while the remainder was determined by debt redemption.
As of March 31, 2011, cash holdings reached US$11.811 billion and net debt(c) was US$11.936 billion.
The average debt maturity was extended to 10.1 years and the average cost was lowered to 4.67% per annum, against 4.85% p.a. at the end of 2010.
Debt leverage, as measured by total debt/LTM adjusted EBITDA(d) ratio, fell to 0.73x on March 31, 2011 from 1.0x on December 31, 2010 and 2.4x on March 31, 2010. The total debt/enterprise value(e) was 13.0% on March 31, 2011, in line with the 13.2% on December 31, 2010.
Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment ratio(f), was 27.2x compared to 23.8x on December 31, 2010 and 9.0x on March 31, 2010.
Considering hedge positions, the total debt on March 31, 2011 was composed of 26% of floating interest rates and 74% of fixed interest rates linked debt, while 97% was denominated in US dollars and the remainder in other currencies.
In April 2011, we entered into a contract for a five-year revolving credit line facility of US$3.0 billion supplied by a bank syndicate comprised of 27 global commercial banks. The facility adds to the existing US$1.6 billion in revolving credit lines, which will mature during 2011 and 2012.

US GAAP	1Q11
Table 9 — DEBT INDICATORS

US$ million	1Q10	4Q10	1Q11
Total debt	23,569	25,343	23,747
Net debt	12,433	15,966	11,936
Total debt / adjusted LTM EBITDA (x)	2.4	1.0	0.7
Adjusted LTM EBITDA / LTM interest expenses (x)	9.0	23.8	27.2
Total debt / EV (%)	13.4	13.2	13.0
Ú PERFORMANCE OF THE BUSINESS SEGMENTS
•	Bulk materials
•	Ferrous minerals
In 1Q11, sales of iron ore and pellets were 68.052 million metric tons, 15.5% lower than 4Q10 due to the adverse weather conditions that affected our operations, but 3.7% higher than the 65.643 Mt in 1Q10. Shipments of iron ore were 57.745 Mt, 17.3% lower than 4Q10, while pellets amounted to 10.307 Mt, 3.5% below the previous quarter.
The operations in the first quarter were impacted by abnormally heavy rains in Brazil that affected mostly the Northern System. There were several nights with very poor visibility, forcing stoppages of operations for safety reasons. In addition to that, the railway was temporarily blocked due to landslides caused by the rainfalls. During the first quarter, part of the mining, pelletizing and logistics operations went through regular scheduled maintenance.
Revenues from iron ore sales of US$7.287 billion in 1Q11 reached the highest first quarter figure recorded by Vale. Although 14.0% lower than 4Q10 due to lower sales volumes, revenues were 94.4% higher than 1Q10. Revenues from pellet sales were US$1.869 billion, 2.5% lower than the previous quarter, but 143.0% higher than 1Q10.
The average sale price of iron ore was US$126.19 per metric ton, 4.0% higher than the previous quarter. Realized prices for 1Q11 were negatively influenced by the higher moisture content caused by the rainy season and a change in the mix of products.
The average pellet price was US$181.33 per metric ton, 1.0% above 4Q10, thus less than suggested by the rise in reference prices. This was explained by a change in the mix of products towards a smaller share of direct reduction pellets and a carryover of shipments in 4Q10, which were priced at the 3Q10 higher prices but accounted for in 4Q10, raising the basis for comparison with the average sales prices with 1Q11.
The participation of China in the sales of iron ore and pellets decreased to 41.4% from 44.0% in 4Q10. Its share tends to be more volatile, oscillating in line with the behavior of our supply of iron ore, due to more flexibility in the negotiations with Chinese clients. The share for Europe suffered a slight decrease, to 19.9% from 21.4%, while sales to Brazil and Japan increased to 15.1% and 10.4%, respectively.
It is worthwhile noting that reported revenues for iron ore and pellets are net of the costs of maritime freight, meaning that prices of cost and freight (CFR) sales are comparable to average FOB prices. In 1Q11, Vale sold 16.8 Mt of iron ore and pellets on a CFR basis, against 31.3 Mt in 4Q10. So far, the CFR shipments are made mainly to China.
In 1Q11, revenues of manganese ore reached US$43 million, 2.3% lower than the previous quarter, due to the 38.1% decrease in shipments of manganese, reaching 218,000 metric tons, which were partially offset by the increase of 57.8% in the average realized prices, US$197.25 per metric ton. Sales volumes of ferroalloys totaled 105,000 metric tons, 3.7% lower than 4Q10, and revenues were US$153 million, 10.0% lower on a quarter-on-quarter basis, with an average realized price of US$1,457.14 per metric ton.

US GAAP	1Q11
Sales of ferrous minerals products — iron ore, pellets, manganese and ferroalloys — produced total revenue of US$9.365 billion in 1Q11, a new record for a first quarter. This number is 11.9% lower than the previous quarter but almost double the US$4.722 billion in revenues of 1Q10.
The adjusted EBIT margin for the ferrous minerals business was 66.0% in 1Q11, in line with 65.8% in 4Q10.
Adjusted EBITDA for the ferrous minerals operations totaled US$6.803 billion in 1Q11, with a decrease of 14.8% vis-à-vis 4Q10. The fall of US$1.178 billion was mainly due the impact of lower sales volumes, of US$1.340 billion, and dividends received from non-consolidated affiliated companies, of US$363 million, which were partly offset by the effect of higher realized prices of US$278 million and lower SG&A expenses of US$373 million.
Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

’000 metric tons	1Q10%		4Q10%		1Q11%
Americas	10,853	16.5	11,759	14.6	11,820	17.4
Brazil	9,533	14.5	9,987	12.4	10,267	15.1
Steel mills and pig iron producers	8,638	13.2	8,930	11.1	9,074	13.3
JVs pellets	895	1.4	1,057	1.3	1,193	1.8
USA	—	—	233	0.3	—	—
Others	1,320	2.0	1,539	1.9	1,553	2.3
Asia	40,303	61.4	48,690	60.5	40,340	59.3
China	27,626	42.1	35,417	44.0	28,165	41.4
Japan	8,446	12.9	7,682	9.5	7,048	10.4
South Korea	2,769	4.2	4,455	5.5	2,598	3.8
Others	1,462	2.2	1,136	1.4	2,528	3.7
Europe	12,841	19.6	17,202	21.4	13,570	19.9
Germany	4,534	6.9	5,845	7.3	5,846	8.6
United Kingdom	1,770	2.7	1,131	1.4	800	1.2
France	894	1.4	3,109	3.9	895	1.3
Belgium	446	0.7	1,893	2.4	322	0.5
Italy	1,797	2.7	2,121	2.6	2,827	4.2
Others	3,400	5.2	3,102	3.9	2,879	4.2
Rest of the World	1,646	2.5	2,891	3.6	2,322	3.4
Total	65,643	100.0	80,541	100.0	68,052	100.0
OPERATING REVENUE BY PRODUCT

US$ million	1Q10	4Q10	1Q11
Iron ore	3,748	8,476	7,287
Pellet plant operation services	5	10	9
Pellets	769	1,918	1,869
Manganese ore	58	44	43
Ferroalloys	131	170	153
Others	11	16	4
Total	4,722	10,634	9,365

US GAAP	1Q11
AVERAGE SALE PRICE

US$/ metric ton	1Q10	4Q10	1Q11
Iron ore	64.76	121.34	126.19
Pellets	99.00	179.53	181.33
Manganese ore	306.88	125.00	197.25
Ferroalloys	1,350.52	1,559.63	1,457.14
VOLUME SOLD

’000 metric tons	1Q10	4Q10	1Q11
Iron ore	57,875	69,860	57,745
Pellets	7,768	10,681	10,307
Manganese ore	189	352	218
Ferroalloys	97	109	105
•	Coal
The performance of our coal assets was negatively affected by adverse weather conditions. The Bowen Basin, in the state of Queensland, Australia, where a large part of our production is sourced, has been impacted by above average rainfall, which posed a major challenge to mining activities. Moreover, there were operational problems at Integra Coal, in New South Wales, Australia.
In 1Q11, total coal shipments reached 1.305 million metric tons, 31.3% lower than in the last quarter, at 1.899 million metric tons. Coal shipments in 1Q11 were comprised of 829,000 metric tons of thermal coal — vs. 793,000 in 4Q10 — and 476,000 metric tons of metallurgical coal — vs. 1.106 million metric tons in 4Q10.
Revenues from sales of coal products reached US$154 million in 1Q11, with a quarter-on-quarter decrease of 36.2%. In 1Q11, revenues from shipments of metallurgical coal were US$87 million, decreasing 54.5% on a quarterly basis. Revenues from sales of thermal coal reached US$67 million versus US$51 million in 4Q10.
The average sale price of metallurgical coal in 1Q11 was US$183.70 per metric ton, 6.6 % higher than 4Q10, and US$80.62 per metric ton for thermal coal increasing 26.1% over the previous quarter.
Adjusted EBITDA for the coal business was negative by US$68 million in 1Q11, decreasing by US$53 million from 4Q10, mainly due to the negative impact of the lower volumes sold (US$51 million) and higher COGS (US$37 million), partly mitigated by the positive effect of lower SG&A expenses (US$45 million).
Table 11 — COAL BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	1Q10	4Q10	1Q11
Thermal coal	62	51	67
Metallurgical coal	65	191	87
Total	127	241	154
AVERAGE SALE PRICE

US$/ metric ton	1Q10	4Q10	1Q11
Thermal coal	67.98	63.96	80.62
Metallurgical coal	103.08	172.33	183.70

US GAAP	1Q11
VOLUME SOLD

’000 metric tons	1Q10	4Q10	1Q11
Thermal coal	912	793	829
Metallurgical coal	624	1,106	476
Table 12 — BULK MATERIALS: SELECTED FINANCIAL INDICATORS

	1Q10	4Q10	1Q11
Adjusted EBIT margin (%)
Bulk materials
Ferrous minerals	49.0	65.8	66.0
Coal	(38.6)	(25.7)	(80.5)
Adjusted EBITDA (US$ million)
Bulk materials	2,660	7,966	6,735
Ferrous minerals	2,687	7,981	6,803
Coal	(27)	(15)	(68)
•	Base metals
Over the last few quarters there was a significant improvement of the contribution of base metals assets to our financial performance, given the normalization of the Canadian operations and rising prices.
Revenues in 1Q11 totaled US$2.749 billion, 9% lower than 4Q10 but 80.1% higher than 1Q10. The quarter-on-quarter decline of US$270 million was due to the impact of lower sales volume, US$609 million, partially offset by higher prices, US$339 million.
In 1Q11, nickel sales revenues reached US$1.557 billion, 8.4% higher than 4Q10, when they amounted to US$1.437 billion. The price increase added US$213 million to revenues, while the decrease in shipments reduced them in US$93 million.
Nickel shipments dropped to 58,000 t from 63,000 t in 4Q10, not only due to seasonality but also as a consequence of the temporary shutdown of the Copper Cliff Smelter. The average nickel price in 1Q11 was 17.0% higher, US$26,851 per metric ton, versus US$22,955 in 4Q10.
Copper revenues amounted to US$562 million in 1Q11, down 25.4% compared to US$753 million in 4Q10. Shipments reached 55,000 t, 32.9% lower than 4Q10 and 15,000 t lower than our output in 1Q11. Shipments of copper concentrates produced at Voisey’s Bay tend to be concentrated in the second half of the year due to restrictions posed to navigation by weather conditions. As a consequence, production during the first half is put in storage to be shipped later in the year. Moreover, sales of Sossego concentrates, produced at our Brazilian operations, fell as a result of the lower output caused by a stoppage for maintenance in 1Q11.
The average copper price increased to US$10.161 per metric ton from US$9,134 in 4Q10, having a positive effect on our revenues.
In 1Q11, PGMs produced revenues of US$165 million, 114.3% higher than the last quarter. The increase is due to the recovery of nickel output in Sudbury, the site which is responsible for all production of PGMs. The higher average platinum price, at US$1,814 per troy ounce against US$1,674 in 4Q10 also contributed to higher revenues.
The adjusted EBIT margin of the base metals surged to 28.7% in 1Q11, from 12.6% in 4Q10 and -5.7% in 1Q10.
Adjusted EBITDA, excluding the non-recurring gain from the transfer of the aluminum assets, increased to US$1.215 billion in 1Q11, 24.2% higher than US$978 million in 4Q10. The increase was mainly due to higher sales prices (US$332 million) and lower SG&A expenses (US$241 million), with negative effects from volumes sold (US$233 million) and increased COGS (US$70 million).

US GAAP	1Q11
Table 13 — BASE METALS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	1Q10	4Q10	1Q11
Nickel	687	1,437	1,557
Copper	227	753	562
PGMs	1	77	165
Precious metals	8	45	63
Cobalt	5	16	19
Aluminum	262	296	141
Alumina	331	385	236
Bauxite	6	10	6
Total	1,526	3,019	2,749
AVERAGE SALE PRICE

US$/ metric ton	1Q10	4Q10	1Q11
Nickel	20,146.63	22,955.39	26,851.19
Copper	6,881.85	9,134.36	10,160.52
Platinum (US$/oz)	—	1,674.12	1,814.02
Cobalt (US$/lb)	15.06	16.49	15.38
Aluminum	2,263.16	2,246.15	2,456.14
Alumina	280.27	295.47	312.58
Bauxite	30.61	33.78	31.91
VOLUME SOLD

’000 metric tons	1Q10	4Q10	1Q11
Nickel	34	63	58
Copper	33	82	55
Precious metals (oz)	142	468	594
PGMs (oz)	—	70	131
Cobalt (metric ton)	151	440	554
Aluminum	114	130	57
Alumina	1,181	1,303	755
Bauxite	196	296	188
SELECTED FINANCIAL INDICATORS

	1Q10	4Q10	1Q11
Adjusted EBIT margin excluding the gain from sale of assets (%)	(5.7)	12.6	28.7
Adjusted EBITDA	273	978	2,728
Adjusted EBITDA excluding the gain from sale of assets	273	978	1,215
•	Fertilizer nutrients
Total revenues from fertilizer nutrients were US$787 million in 1Q11, 2.3% higher than the US$769 million in 4Q10.
In 1Q11, potash sales reached US$62 million, 16.2% less than 4Q10. The average sales price increased to US$462.69 from US$425.29 in 4Q10. Sales volumes were 134,000 t in 1Q11, down from 174,000 t in 4Q10. The drop in volumes sold was mainly due to maintenance stoppages and the lower average grade of the feed received by the plant. Moreover, there is a marked seasonality in the sales to the Brazilian market, which are stronger in the second half of the year.

US GAAP	1Q11
Revenues from sales of phosphates products were US$536 million in 1Q11, 4.7% higher than 4Q10. Total shipments of MAP were 234,000 metric tons (t), TSP 120,000 t, SSP 544,000 t, and DCP 150,000 t. The sales of phosphate rock were 626,000 t, 23.1% higher than the 508,000 t in 4Q10 in line with the increase of production during the ramp up of Bayóvar.
Sales of nitrogen fertilizers were US$172 million, slightly lower than the US$178 million in 4Q10. Sales of other related products amounted to US$17 million in 1Q11.
The EBIT margin of the fertilizer nutrients business turned into positive territory, with 1.1% in 1Q11, against -11.0% in 4Q10.
Adjusted EBITDA for the fertilizers business totaled US$143 million in 1Q11, 66.3% higher than 4Q10. The increase of US$57 million from last quarter was mainly helped by higher prices, US$61 million, and lower SG&A expenses, US$49 million, while the reduction of quantities shipped and the higher COGS had a negative impact of US$12 million and US$38 million, respectively.
Table 14 — FERTILIZER NUTRIENTS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	1Q10	4Q10	1Q11
Potash	65	74	62
Phosphates	—	512	536
Nitrogen	—	178	172
Others	—	5	17
Total	65	769	787
AVERAGE SALE PRICE

US$/ metric ton	1Q10	4Q10	1Q11
Potash	414	425	463
Phosphates
MAP	—	651	644
TSP	—	634	559
SSP	—	231	266
DCP	—	583	645
Nitrogen	—	548	577
VOLUME SOLD

’000 metric tons	1Q10	4Q10	1Q11
Potash	157	174	134
Phosphates
MAP	—	305	234
TSP	—	113	120
SSP	—	547	544
DCP	—	114	150
Nitrogen	—	325	298
SELECTED FINANCIAL INDICATORS

	1Q10	4Q10	1Q11
Adjusted EBIT margin (%)	19.4	(11.0)	1.1
Adjusted EBITDA	26.0	86.0	143.0
•	Logistics services
Logistics services produced revenues of US$328 million in 1Q11, slightly lower than the US$335 million recorded in 4Q10.

US GAAP	1Q11
Due to seasonally lower volumes of services, revenue coming from rail transportation of general cargo in 1Q11 was US$250 million, compared to US$262 million in 4Q10.
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — transported 5.007 billion ntk9 of general cargo for clients in 1Q11. On a quarter-over-quarter comparison, it was 13.5% lower than the 5.790 billion ntk transported in 4Q10.
The main cargoes carried by our railroads in 1Q11 were agricultural products (41.6%), steel industry inputs and products (36.1%), building materials and forestry products (9.3%), fuels (8.4%) and others (4.6%).
Port services revenues reached US$78 million in 1Q11, 6.8% up from 4Q10. Our ports and maritime terminals handled 4.703 Mt of general cargo, a volume in line with 4Q10 performance of 4.579 Mt.
The demand for transportation of general cargo is seasonally weaker in the fourth and first quarter due to the end of the crop season in Brazil. 1Q11 was also affected by the accident at the Praia Mole maritime terminal — used to unload coal imports need by the steel industry. Railroad volumes of cargo freight fell by 11.7% on a quarter-on-quarter basis, whereas the amount of cargo handled by the maritime terminals is recovering after the accident in 4Q10, increasing by 30.9%.
In 1Q11, adjusted EBIT margin was negative, -9.9%. This performance was influenced by revenue losses caused by the accident at Praia Mole, US$16.3 million, and an increase in costs of US$7 million determined by expenses with maintenance materials. Praia Mole resumed operations last month, at 85% of its nominal capacity, with the TPD maritime terminal filling the gap still remaining. Therefore, a recovery in operational and financial performance is expected for 2Q11.
Adjusted EBITDA for the logistics business was US$38 million in 1Q11, 32.1% lower than the previous quarter. The decrease of US$18 million was mainly due to lower sales volume (US$11 million) and higher COGS (US$9 million).
Table 15 — LOGISTICS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	1Q10	4Q10	1Q11
Railroads	236	262	250
Ports	75	73	78
Total	311	335	328
VOLUME SOLD

’000 metric tons	1Q10	4Q10	1Q11
Railroads (million ntk)	5,605	5,790	5,007
SELECTED FINANCIAL INDICATORS

	1Q10	4Q10	1Q11
Adjusted EBIT margin (%)	5.3	(5.2)	(9.9)
Adjusted EBITDA	60.0	56.0	38.0

[9]	Ntk=net ton kilometer

US GAAP	1Q11
Ú FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.

Ú CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on May 6, 2011, at 12:00 p.m. Rio de Janeiro time, 11:00 am Eastern Standard Time, 4:00 p.m. British Standard Time, 5:00 p.m. Paris Time, 11:00 p.m. Hong Kong Time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6341
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/Investors. A recording will be available on Vale’s website for 90 days from May 6, 2011.

US GAAP	1Q11
IFRS — RECONCILIATION WITH USGAAP
Since December 2010, the convergence of the full year financial statements was completed and therefore the IFRS is the accounting standard adopted in Brazil. During the intermediate periods of 2010, we already adopted all pronouncements issued by the Brazilian Accounting Practice Committee (CPC) which are in conformity with the IFRS.
The net income reconciliation between the 1Q11 net income according to Brazilian rules (in conformity with the IFRS) and USGAAP is as follows:
NET INCOME RECONCILIATION

US$ million	1Q11
Net income CPC / IFRS	6,770
Depletion of assets on business acquired	(45)
Income tax	15
Pension plan	67
Other adjustments	19
Net income US GAAP	6,826
Depletion of assets on business acquired: Refers to additional depletion of the adjustments to fair value of property, plant and equipment on business acquired before the new rules issued by CPC in respect of business combinations. This difference will cease by the end of the useful life of these assets.
Pension Plan: This adjustment reflects the return on the overfunded plans, which under IFRS the recognition is more restricted.
Other adjustments: Refers basically to result from the different bases of aluminum assets sold.
Income tax: Income tax related to the previously described adjustments.

US GAAP	1Q11
Ú ANNEX 1 — FINANCIAL STATEMENTS
Table 16 — INCOME STATEMENTS

US$ million	1Q10	4Q10	1Q11
Gross operating revenues	6,848	15,207	13,548
Taxes	(244)	(278)	(335)
Net operating revenue	6,604	14,929	13,213
Cost of goods sold	(3,539)	(6,040)	(5,576)
Gross profit	3,065	8,889	7,637
Gross margin (%)	46.4	59.5	57.8
Selling, general and administrative expenses	(293)	(647)	(419)
Research and development expenses	(172)	(301)	(342)
Gain from sale of assets	—	—	1,513
Others	(538)	(774)	(420)
Operating profit	2,062	7,167	7,969
Financial revenues	48	117	165
Financial expenses	(465)	(926)	(582)
Gains (losses) on derivatives, net	(230)	473	239
Monetary variation	(30)	51	80
Discontinued operations	(145)	—	—
Tax and social contribution (Current)	(249)	(1,549)	(1,593)
Tax and social contribution (Deferred)	488	412	216
Equity income and provision for losses	96	303	280
Minority shareholding participation	29	(131)	52
Net earnings	1,604	5,917	6,826
Earnings per share (US$)	0.31	1.13	1.35
Diluted earnings per share (US$)	0.30	1.12	1.29
Table 17 — FINANCIAL RESULTS

US$ million	1Q10	4Q10	1Q11
Gross interest	(233)	(343)	(340)
Debt with third parties	(233)	(343)	(332)
Debt with related parties	—	—	(8)
Tax and labour contingencies	(39)	(22)	(6)
Others	(193)	(561)	(236)
Financial expenses	(465)	(926)	(582)
Financial income	48	117	165
Derivatives	(230)	473	239
Exchange and monetary gain (losses), net	(30)	51	80
Financial result, net	(677)	(285)	(98)
Table 18 — EQUITY INCOME BY BUSINESS SEGMENT

US$ million	1Q10%		4Q10%		1Q11%
Ferrous minerals	58	60.4	341	112.5	240	85.7
Coal	18	18.8	57	18.8	19	6.8
Base metals	6	6.3	(5)	(1.7)	(3)	(1.1)
Logistics	12	12.5	32	10.6	36	12.9
Steel	2	2.1	(76)	(25.1)	(2)	(0.7)
Others	—	—	(46)	(15.2)	(10)	(3.6)
Total	96	100.0	303	100.0	280	100.0

US GAAP	1Q11
Table 19 — BALANCE SHEET

US$ million	3/31/2010	12/31/2010	3/31/2011
Assets
Current	22,812	31,791	27,878
Long-term	7,767	8,481	10,196
Fixed	73,761	88,867	96,121
Total	104,340	129,139	134,195
Liabilities
Current	10,090	17,912	12,657
Long term	33,242	39,498	41,624
Shareholders’ equity	61,008	71,729	79,914
Paid-up capital	24,250	25,914	25,914
Reserves	31,171	42,051	50,162
Non controlling interest	2,784	2,830	2,904
Mandatory convertible notes	2,803	934	934
Total	104,340	129,139	134,195

US GAAP	1Q11
Table 20 — CASH FLOW

US$ million	1Q10	4Q10	1Q11
Cash flows from operating activities:
Net income	1,575	6,048	6,774
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	743	1,073	957
Dividends received	50	629	250
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(96)	(303)	(280)
Deferred income taxes	(488)	(412)	(216)
Loss on sale of property, plant and equipment	98	248	172
Gain on sale of investment	145	—	—
Gain on sale of assets	—	—	(1,513)
Exchange and monetary losses	(59)	(72)	(104)
Net unrealized derivative losses	243	532	(212)
Net interest payable	18	(43)	7
Others	118	(27)	(37)
Decrease (increase) in assets:
Accounts receivable	(777)	(639)	111
Inventories	(258)	404	(743)
Recoverable taxes	48	(70)	(112)
Others	125	709	200
Increase (decrease) in liabilities:
Suppliers	112	(445)	157
Payroll and related charges	(277)	204	(356)
Income tax	(46)	(93)	476
Others	132	(35)	477
Net cash provided by operating activities	1,406	7,708	6,008
Cash flows from investing activities:
Short term investments	3,735	(1,793)	1,253
Loans and advances receivable	(33)	(17)	(143)
Guarantees and deposits	(116)	96	(29)
Additions to investments	(28)	(36)	(115)
Additions to property, plant and equipment	(1,817)	(4,742)	(2,813)
Proceeds from disposals of investment	—	—	1,081
Net cash used to acquire subsidiaries
Net cash used in investing activities	1,741	(6,492)	(766)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(17)	82	7
Loans	9	(20)	18
Long-term debt	1,059	891	603
Repayment of long-term debt	(250)	(958)	(1,351)
Treasury stock	—	(1,655)	—
Transactions of noncontrolling interest
Interest attributed to shareholders	—	(1,750)	(1,000)
Dividends to minority interest	(1)	(81)	—
Net cash used in financing activities	800	(3,491)	(1,723)
Increase (decrease) in cash and cash equivalents	3,947	(2,275)	3,519
Effect of exchange rate changes on cash and cash equivalents	(116)	136	168
Cash and cash equivalents, beginning of period	7,293	9,723	7,584
Cash and cash equivalents, end of period	11,124	7,584	11,271
Cash paid during the period for:
Interest on short-term debt	(1)	(2)	(1)
Interest on long-term debt	(243)	(314)	(337)
Income tax	(127)	(1,100)	(965)
Non-cash transactions
Interest capitalized	46	38	33

US GAAP	1Q11
Ú ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 21 — VOLUME SOLD — MINERALS AND METALS

’000 metric tons	1Q10	4Q10	1Q11
Iron ore	57,875	69,860	57,745
Pellets	7,768	10,681	10,307
Manganese ore	189	352	218
Ferroalloys	97	109	105
Thermal coal	912	793	829
Metallurgical coal	624	1,106	476
Nickel	34	63	58
Copper	33	82	55
Precious metals (oz)	142	468	594
PGMs (oz)	—	70	131
Cobalt (metric ton)	151	440	554
Aluminum	114	130	57
Alumina	1,181	1,303	755
Bauxite	196	296	188
Potash	157	174	134
Phosphates
MAP	—	305	234
TSP	—	113	120
SSP	—	547	544
DCP	—	114	150
Nitrogen	—	325	298
Railroads (million ntk)	5,605	5,790	5,007
Table 22 — AVERAGE SALE PRICES

US$/ton	1Q10	4Q10	1Q11
Iron ore	64.76	121.34	126.19
Pellets	99.00	179.53	181.33
Manganese ore	306.88	125.00	197.25
Ferroalloys	1,350.52	1,559.63	1,457.14
Thermal coal	67.98	63.96	80.62
Metallurgical coal	103.08	172.33	183.70
Nickel	20,146.63	22,955.39	26,851.19
Copper	6,881.85	9,134.36	10,160.52
Platinum (US$/oz)	—	1,674.12	1,814.02
Cobalt (US$/lb)	15.06	16.49	15.38
Aluminum	2,263.16	2,246.15	2,456.14
Alumina	280.27	295.47	312.58
Bauxite	30.61	33.78	31.91
Potash	414.01	425.29	462.69
Phosphates
MAP	—	651.36	644.27
TSP	—	633.90	559.04
SSP	—	230.76	266.35
DCP	—	582.54	644.58
Nitrogen	—	547.91	577.18

US GAAP	1Q11
Table 23 — OPERATING MARGINS BY SEGMENT (EBIT ADJUSTED MARGIN)

%	1Q10	4Q10	1Q11
Bulk materials
Ferrous minerals	49.0	65.8	66.0
Coal	(38.6)	(25.7)	(80.5)
Base metals[1]	(5.7)	12.6	28.7
Fertilizer nutrients	19.4	(11.0)	1.1
Logistics	5.3	(5.2)	(9.9)
Total[1]	31.2	48.0	48.9

[1]	excluding the gain from the sale of assets

US GAAP	1Q11
Ú ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT

US$ million	1Q10	4Q10	1Q11
Net operating revenues	6,604	14,929	13,213
COGS	(3,539)	(6,040)	(5,576)
SG&A	(293)	(647)	(419)
Research and development	(172)	(301)	(342)
Other operational expenses	(538)	(774)	(420)
Gain on sale of assets	—	—	1,513
Adjusted EBIT	2,062	7,167	7,969
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	1Q10	4Q10	1Q11
Operational cash flow	1,406	7,708	6,008
Income tax	249	1,549	1,593
FX and monetary losses	89	(76)	24
Financial expenses	629	476	171
Net working capital	941	(35)	(210)
Other	(459)	(753)	1,590
Adjusted EBITDA	2,855	8,869	9,176
(c) Net debt
RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	1Q10	4Q10	1Q11
Total debt	23,569	25,343	23,747
Cash and cash equivalents	11,136	9,377	11,811
Net debt	12,433	15,966	11,936
(d) Total debt / LTM Adjusted EBITDA

US$ million	1Q10	4Q10	1Q11
Total debt / LTM Adjusted EBITDA (x)	2.4	1.0	0.7
Total debt / LTM operational cash flow (x)	3.7	1.3	1.0
(e) Total debt / Enterprise value

US$ million	1Q10	4Q10	1Q11
Total debt / EV (%)	13.41	13.18	12.99
Total debt / total assets (%)	22.59	19.62	17.70
Enterprise value = Market capitalization + Net debt
(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	1Q10	4Q10	1Q11
LTM adjusted EBITDA / LTM interest payments (x)	9.01	23.79	27.24
LTM operational profit / LTM interest payments (x)	5.95	19.76	23.18

US GAAP	1Q11
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2011	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations